

August 2, 2011

Via E-mail
Jeanene Morgan
Chief Financial Officer
Pacific Entertainment Corporation
5820 Oberlin Drive
Suite 203
San Diego, CA 92121

> **Re:** **Pacific Entertainment Corporation**
> **Amendment No. 3 to Form 10-12G**
> **Filed July 26, 2011**
> **File No. 000-54389**

Dear Ms. Morgan:

We have reviewed your responses to the comments in our letter dated July 22, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

Products, page 3

1. We note your response to our prior comment two. Please revise to include the information in your response letter regarding the remainder sales of DVDs that are purchased from studios here, including the information regarding your lack of written agreements with the studios for these products and the intermittent and unpredictable nature of such sales.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Gretchen Cowen, Esq.
       Law Offices of Gretchen Cowen, APC